EXHIBIT 11.1

CALCULATION OF WEIGHTED AVERAGE FOR SIX MONTHS ENDED JUNE 30, 2004

BEGINNING BALANCE			17,883,015
DATE	NO. OF SHARES ISSUED	CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE

February 6, 2004	12,000	10,352	17,893,367
February 13, 2004	15,000	11,374	17,904,741
March 30, 2004	10,000	5,055	17,909,796
March 31, 2004	10,000	5,000	17,914,796
April 15, 2004	521,588	217,806	18,132,602
May 27, 2004	113,000	21,110	18,153,712
June 28, 2004	10,000	110	18,153,822

Loss for the period	$1,402,000
Weighted average shares	18,153,822
Net Loss per share	$(0.08)